EXHIBIT 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
The Sumitomo Trust and Banking Company, Limited:
We consent to the use of our report dated July 30, 2010, with respect to the consolidated statement of financial position of The Sumitomo Trust and Banking Company, Limited and subsidiaries as of March 31, 2010 and 2009, and April 1, 2008, and the related consolidated income statement, and consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended March 31, 2010, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG AZSA LLC
Tokyo, Japan
November 8, 2010